Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	2010	2011	2012	2013	2014
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,130	$1,185	$1,330	$1,293	$1,039
Add: Fixed charges	156	121	115	113	123
Total earnings available for fixed charges	$1,286	$1,306	$1,445	$1,406	$1,162
Fixed charges:
Interest expense (1)	$102	$68	$64	$64	$75
Interest portion of rental expense	54	53	51	49	48
Total fixed charges	$156	$121	$115	$113	$123
RATIOS OF EARNINGS TO FIXED CHARGES	8.24	10.79	12.57	12.44	9.45
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness